Mail Stop 4561

April 2, 2009

Surjeet Singh
Chief Financial Officer
Patni Computer Systems Limited
Akruti Softech Park, MIDC Crossroad No. 21
Andheri (E), Mumbai 400 093, India

> **Re: Patni Computer Systems Limited**
> **Form 20-F For The Fiscal Year Ended December 31, 2007**
> **Filed June 26, 2008**
> **File No. 001-32692**

Dear Mr. Singh:

We have reviewed your response letter dated March 13, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 12, 2009.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 6. Directors, Senior Management and Employees

6A. Directors and Senior Management, page 67

1.   We note your response to prior comment 5. Please tell us what consideration you gave to disclosing the reasons for Mr. Halvadar acting as an alternate director for Mr. Grabe.

Item 10. Additional Information

Governance Standards for Listed Companies, page 86

2.   We note your response to prior comment 7. We presume that in future filings you
        will provide a similar level of disclosure regarding the differences between your
        corporate governance practices and the requirements of the NYSE.

Item 18. Financial Statements

Note 8. Other Assets, page F-25

3.   We note in your response to prior comment 10 that your leasehold land asset
        relates to plots of land you have acquired on lease used to construct development
        facilities. Clarify the terms and your accounting for these leases. In this regard,
        clarify if title to the land must be transferred to you at the end of the lease.

Note 17. Employee Stock Compensation Plans, page F-32

4.   We have reviewed your response to prior comment 11 and note your reason for
        the change in valuation models for options granted after April 1, 2007. However,
        your current disclosure does not comply with the guidance in Question 3 of SAB
        107 to include disclosures in the financial statement footnotes regarding the basis
        in the change in technique or model. Tell us how you intend to comply with the
        guidance in Question 3 of SAB 107 to include such disclosures.

Note 18. Income Tax, page F-36

5.   We note in your response to prior comment 12 that you include pre-tax income
        from your U.S. Branch as part of your India taxable income in your disclosure on
        page F-36. Tell us how you considered including your U.S. Branch's taxable
        income as part of your foreign taxable income in your disclosure. In this regard,
        the Company is required to disclose the components of pretax income as either
        foreign or domestic with foreign income defined as income generated from a
        registrant's foreign operations (i.e. operations that are located outside of the
        registrant's home country). Furthermore, income taxed by a foreign jurisdiction
        is foreign income. Refer to Rule 4-08(h) of Regulation S-X.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your

filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Patrick Gilmore, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant